Exhibit 99.3

64450 Chinaedu Corporation Baratta Proof 1 Control Number 4877 WO 43436 Signature Signature Date NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Please mark your votes as indicated in this example X FOR AGAINST ABSTAIN FOLD AND DETACH HERE Mark Here for Address Change or Comments SEE REVERSE 1. To approve certain amendments to the Company’s Equity Incentive Plan (the “Plan”), which will, among other things, provide for the administration of the Plan by the Compensation Committee of the Board of Directors, delegate to the Compensation Committee the authority to amend or modify outstanding awards under the Plan, incuding the repricing of “underwater” options, and eliminating the requirement that subsequent amendments to the Plan be submitted for shareholder approval. RESTRICTED SCAN LINE AREA Chinaedu Corporation 64450 Chinaedu BNYM 2/3/09 1:36 PM Page 1

64450 Chinaedu Corporation Baratta Proof 1 Control Number 4877 WO 43436 CHINAEDU CORPORATION Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. New York City time on February 26, 2009) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of ChinaEdu Corporation registered in the name of the undersigned on the books of the Depositary as of the close of business on January 28, 2009 at the Extraordinary General Meeting of the Shareholders of ChinaEdu EGM will be held at the conference center located at 4th Floor A, GeHua Building No. 1, Qinglong Hutong, Dongeheng District Beijing People's Republic of China 100007 at 10:00 a.m. HKT Beijing time, on March 6, 2009. NOTE: 1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned, but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. (Continued and to be marked, dated and signed, on the other side) BNY SHAREHOLDER SERVICES PO BOX 3549 S HACKENSACK NJ 07606-9249 FOLD AND DETACH HERE Address Change/Comments (Mark the corresponding box on the reverse side) 64450 Chinaedu BNYM 2/3/09 1:36 PM Page 2